SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

Vocus, Inc.

(Name of Subject Company (Issuer))

GTCR Valor Merger Sub, Inc.

GTCR Valor Companies, Inc.

(Names of Filing Persons (Offerors))

GTCR Valor Holdings, Inc.

Canyon Companies S.à r.l.

Canyon Investments S.à r.l.

Canyon Holdings S.à r.l.

GTCR Canyon Holdings Cayman LP

GTCR Canyon Partners, Ltd.

GTCR Fund X/A AIV LP

GTCR Fund X/C AIV LP

GTCR Investment X AIV Ltd.

(Names of Filing Persons (other persons))

Common Stock, par value $0.01 per share	92858J108
(Titles of classes of securities)	(CUSIP number of class of securities)

Christian B. McGrath

GTCR Valor Companies, Inc.

300 N. LaSalle Street, Suite 5600

Chicago, Illinois 60654

(312) 382-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Edward Sonnenschein

Bradley C. Faris

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Tel: (212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$449,648,928	$57,914.78

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 24,980,496 shares of common stock, par value $0.01 per share, of Vocus, Inc., and the associated preferred share purchase rights, at a purchase price of $18.00 per share. Such number of shares consists of (i) 21,619,289 shares of common stock issued and outstanding as of April 15, 2014 (including 1,143,268 restricted shares), and (ii) 3,361,207 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and restricted stock units to acquire shares of Vocus, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001288 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57,914.78	Filing Party: GTCR Valor Merger Sub, Inc.
Form or Registration No. Schedule TO	Date Filed: April 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on April 18, 2014 (together with any amendments and supplements thereto, including Amendment No. 1 filed on May 1, 2014, Amendment No. 2 filed on May 7, 2014, Amendment No. 3 filed on May 9, 2014, Amendment No. 4 filed on May 16, 2014, Amendment No. 5 filed on May 21, 2014, Amendment No. 6 filed on May 22, 2014, and this Amendment, the “Schedule TO”), which relates to the offer by GTCR Valor Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, and the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of Vocus, Inc., a Delaware corporation, at a purchase price of $18.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) respectively. This Amendment is being filed on behalf of Parent and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Amendment to the Schedule TO

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following:

The Offer and withdrawal rights expired at 9:30 a.m., New York City time, on Friday, May 30, 2014. The Depositary advised us that as of the expiration of the Offer, approximately 18,820,894 Shares were validly tendered into, and not properly withdrawn from, the Offer (excluding 593,808 Shares tendered pursuant to guaranteed delivery procedures that had not yet been delivered in settlement or satisfaction of such guarantee), representing approximately 87% of the outstanding Shares. All Shares that were validly tendered and not properly withdrawn have been accepted for purchase and (except for Shares tendered pursuant to guaranteed delivery procedures that had not yet been delivered in settlement or satisfaction of such guarantee) paid for by the Purchaser. Immediately following such acceptance, the Purchaser completed the Series A Purchase. Following the Series A Purchase, the Purchaser also exercised its Top-Up Option, pursuant to which Vocus issued additional shares of Common Stock to the Purchaser in an amount sufficient to cause Parent and the Purchaser to own more than 90% of the shares of Common Stock then outstanding, taking into account those shares of Common Stock issued upon the exercise of the Top-Up Option.

As a result of the purchase of Shares in the Offer, the completion of the Series A Purchase and the issuance of shares of Common Stock pursuant to the Top-Up Option, the Purchaser had ownership sufficient to effect the Merger under DGCL Section 253 without a vote of stockholders of Vocus. Accordingly, the Purchaser has effected a Short-Form Merger in which the Purchaser merged with and into Vocus, with Vocus surviving the Merger and continuing as a wholly owned subsidiary of Parent. In the Merger, each Share not previously purchased in the Offer, otherwise held by Parent or the Purchaser, or held in the treasury of Vocus, was converted, subject to appraisal rights, into the right to receive a price per Share equal to the Offer Price. The Shares ceased to trade on the NASDAQ Global Select Market as of the close of trading on May 30, 2014, and Vocus has requested that the NASDAQ Global Select Market file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Common Stock and associated Rights.

On May 30, 2014, Parent, the Purchaser and Vocus issued a press release announcing the expiration of the Offer, the results of the Offer and the completion of the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(5)(E) Press Release issued by Parent, the Purchaser and Vocus on May 30, 2014.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2014

GTCR Valor Merger Sub, Inc.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR Valor Companies, Inc.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR Valor Holdings, Inc.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

Canyon Companies S.à r.l.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Class A Manager

Canyon Investments S.à r.l.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Class A Manager

Canyon Holdings S.à r.l.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Class A Manager

GTCR Canyon Holdings Cayman LP

By: GTCR Canyon Partners, Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GTCR Canyon Partners, Ltd.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GTCR Fund X/A AIV LP

By: GTCR Partners X/A&C AIV LP
Its: General Partner

By: GTCR Investment X AIV Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GTCR Fund X/C AIV LP

By: GTCR Partners X/A&C AIV LP
Its: General Partner

By: GTCR Investment X AIV Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GTCR Investment X AIV Ltd.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of April 18, 2014.*

(a)(1)(B)	Letter of Transmittal for Shares.*

(a)(1)(C)	Letter of Transmittal for Employee Restricted Shares.*

(a)(1)(D)	Notice of Guaranteed Delivery.*

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(G)	Press Release issued by Vocus on April 7, 2014 (incorporated by reference Exhibit 99.1 to the Schedule TO-C filed by the Purchaser with the SEC on April 7, 2014).*

(a)(1)(H)	Summary Advertisement published in The Wall Street Journal on April 18, 2014.*

(a)(5)(A)	Verified Class Action Complaint, dated April 28, 2014 (TLC Foundation L.P. v. Vocus, Inc. et al.).*

(a)(5)(B)	Press Release issued by Parent and the Purchaser on May 16, 2014.*

(a)(5)(C)	Press Release issued by Parent and the Purchaser on May 21, 2014.*

(a)(5)(D)	Press Release issued by Parent and the Purchaser on May 22, 2014.*

(a)(5)(E)	Press Release issued by Parent, the Purchaser and Vocus on May 30, 2014.

(b)(1)	Debt Commitment Letter by and between Parent and Jefferies Finance LLC, dated April 6, 2014.*

(d)(1)	Agreement and Plan of Merger, dated as of April 6, 2014, by and among Parent, the Purchaser and Vocus (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vocus with the SEC on April 7, 2014).*

(d)(2)	Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and Okumus Fund Management Ltd.*

(d)(3)	Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and Richard Rudman.*

(d)(4)	Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and Stephen Vintz.*

(d)(5)	Stock Purchase, Non-Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and JMI Equity Fund VI, L.P.*

(d)(6)	Non-Disclosure Agreement, dated December 20, 2013, by and between Vocus and GTCR LLC.*

(d)(7)	Amendment to Non-Disclosure Agreement, dated April 6, 2014, by and between Vocus and GTCR LLC.*

(d)(8)	Exclusivity Agreement, dated March 8, 2014, by and between Vocus and GTCR LLC.*

(d)(9)	Equity Commitment Letter, dated as of April 6, 2014, from GTCR Fund X/A AIV LP to Parent.*

(d)(10)	Limited Guaranty, dated as of April 6, 2014, delivered by GTCR Fund X/A AIV LP in favor of Vocus.*

*	Previously filed.

5